

Mail Stop 3561

April 25, 2016

Lim Kun Lim
President
OGL Holdings Ltd.
Shan Shui Commercial Building
24 Floor, Xuyi County, Jiangsu Province
Huai River Town 57, China

> **Re:** **OGL Holding Ltd.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2016**
> **File No. 333-210468**

Dear Mr. Lim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose that you are a "shell company" as defined by Rule 405 under the Securities Act of 1933. We note in this regard that you have $0 assets at December 31, 2015 and your auditor has expressed substantial doubt regarding your ability to continue as a going concern because, among other reasons, you have not engaged in principal operations or generated revenues.

Risk Factors, page 7

2. Consistent with your disclosure on page 13, please add a risk factor discussing the need to raise an addition $1 million by September 30, 2016 for the balance of the lease agreement, and discuss your plans for raising such funds via an equity offering of common stock and the likely challenges and risks involved in raising such funds within this time frame.

The Business and Business Plan, page 11

3. We note the disclosure that your lease for and the revenue from the Organic Exhibition Garden is starting from April 1, 2016. Given that this date has already passed, please update your disclosure here and throughout to clarify if the lease has commenced and if you have started operations or earning revenue.

4. Please disclose the anticipated costs and timing for each of the development phases listed in the section.

Competitors, page 15

5. Your claim that there are no farms that offer produce similar to OGL and none are at the scale at which OGL operates does not appear to have a reasonable basis given your present stage of development. Please revise accordingly.

Management, page 20

6. Please clarify each of your executive officer's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please note that it is unclear during which time periods the executives have served with the companies and in the capacities presently referenced in the disclosure. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 20

7. We note your disclosure that Mr. Lim will receive stock as part of the compensation paid for the acquisition of Jiangsu OGL. Consistent with your disclosure elsewhere, please clarify that you have acquired a license in connection with an agreement you entered into with Jiangsu OGL and that you have not acquired Jiangsu OGL. Also, since you have already entered into such license agreement, please clarify how much stock Mr. Lim will receive as compensation in connection with this and the anticipated timing of such compensation.

Certain Relationships and Related Transactions, page 21

8. Please reconcile your disclosure here that Mr. Cassidy and Mr. McKillop are selling shareholders in this registration statement with the table of selling shareholders on page 22 where neither are identified.

9. We note your disclosure on page 18 that Mr. Lim has agreed to pay all operation expenses for you as a director's loan. Please disclose such agreement here, clarify whether it is an oral or written agreement, and file as exhibits any written agreements you have with Mr. Lim regarding any loans made by him or any personal guarantees he has provided.

Report of Independent Registered Public Accounting Firm

10. We note that in the third paragraph of your report, your auditors state that in their opinion, "the financial statements referred to above present fairly, in all material respects, the financial position of OGL Holdings, Ltd. as of December 31, 2015, and the results of its operations and cash flows for the period from January 12, 2015 (Inception) then ended in conformity with accounting principles generally accepted in the United States of America." Please revise to disclose that the auditors' opinion on the results of operations and cash flows is for the period from January 12, 2015 (Inception) through December 31, 2015.

Signatures, page II-5

11. Please revise the second signature section on your signature page to clarify which officer or officers are signing in the capacity as your principal executive officer, principal financial officer, and principal accounting officer or controller. Refer to the Instructions to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: William B. Bennett, Esq.